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UN
SECURITIES ANI
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14048047

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AP 3/18

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67609

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 AND ENDING December 31, 2013
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arbor Court Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Auburn Drive, Suite 120
(No. and Street)

Beachwood (City) OH (State) 44122 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Barone (216) 839-5101
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc.
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd., Suite 510 (Address) Independence (City) OH (State) 44131 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Christopher Barone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arbor Court Capital, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

DAVID W. KUHR
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 12-16-15

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ARBOR COURT CAPITAL, LLC
DECEMBER 31, 2013

TABLE OF CONTENTS

Hobe & Lucas
Certified Public Accountants, Inc.
4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT

To the Members of
Arbor Court Capital, LLC
Beachwood, Ohio

Report on the Financial Statements

We have audited the accompanying financial statements of Arbor Court Capital, LLC (an Ohio limited liability company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arbor Court Capital, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and certain other procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

February 26, 2014

ARBOR COURT CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Current Assets		
Cash and cash equivalents	$	151,824
Accounts receivable		11,640
Prepaid CRD account		3,377
Prepaid expenses		2,871
Total Current Assets		169,712
Other Assets		
Goodwill		22,500
Furniture		1,000
Less: Accumlated depreciation		(400)
Total Other Assets		23,100
Total Assets	$	192,812

LIABILITIES AND MEMBERS' EQUITY

Members' Equity		
Members' Equity	$	192,812
Total Liabilities and Members' Equity	$	192,812

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue		
Compliance services	$	5,729
Distribution services		47,934
Markup income		545
Fees		4,004
		58,212
Expenses		
Advertising review		3,360
Accumulated depreciation		200
Professional fees		7,310
Professional development		825
Email		1,591
Registration fees		504
Licenses and permits		1,282
Rent		6,000
Insurance		1,028
Office expenses		638
Taxes - other		1,269
Total Expenses		24,007
Net Income (Loss) from Operations		34,205
Other Income		
Interest income		10
Net Income (Loss)	$	34,215

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2013

Beginning Balance	$	158,597
Net Income		34,215
Ending Balance	$	192,812

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2013

Cash Flows From Operating Activities:		
Net income (loss)	$	34,215
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation		200
(Increase) decrease in assets:		
Prepaid expenses and other current assets		2,775
Accounts receivable		(11,245)
Security Deposit		6,600
Net Cash Provided by Operating Activities		32,545
Net Increase in Cash and Cash Equivalents		32,545
Cash and Cash Equivalents - January 1, 2013		119,279
Cash and Cash Equivalents - December 31, 2013	$	151,824

Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

See accompanying notes to financial statements.

ARBOR COURT CAPITAL, LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2013

ORGANIZATION

Arbor Court Capital, LLC (the Company) is a FINRA registered broker dealer whose primary function is to serve as distributor for mutual funds. In 2013, the broker dealer secured nearly a dozen new mutual fund clients from across the United States. The broker dealer's function as distributor is to review mutual funds advertising for adherence to FINRA compliance standards, to engage other dealers in order to place our client's funds onto brokerage platforms, and to provide new mutual funds with membership into the National Securities Clearing Corporation (NSCC) in order to access to the FundSERV platform. NSCC membership is a time consuming application process, however, the firm is experienced with the process and FundSERV eligibility will allow the Company's mutual fund clients to clear mutual fund transactions electronically across the most popular brokerage platforms on Wall Street.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is a limited liability company. Its members are taxed on their proportionate share of the Company's taxable income. No provision for federal or state income taxes has been included in the financial statements.

Reporting periods ending December 31, 2010, December 31, 2011, December 31, 2012 and December 31, 2013 are subject to examination by major taxing authorities.

Cash and Cash Equivalents

The Company considers financial instruments with an original maturity of less than 90 days to be cash equivalents.

Goodwill

Goodwill is reviewed for possible impairment at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the entity's carrying value is greater than its fair value. At December 31, 2013, the Company determined that fair value of the goodwill was greater than its carrying value. Accordingly, no impairment was recorded for the year ended December 31, 2013.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Accounts Receivable
The Company uses the reserve method of accounting for bad debts. The allowance for doubtful accounts was $0 at December 31, 2013.

Furniture
Furniture is recorded at cost. Depreciation is computed by the straight-line method over 5 years.

At December 31, 2013:

Cost of furniture:	$1,000
Less accumulated depreciation	(400)
Furniture, net	$ 600

COMMITMENTS

The Company has a sublease agreement for office facilities. Rent payments through March 2014 were prepaid at the start of the lease. Beginning in April, 2014, rent expense will be $500 per month. The sublease runs through October, 2016. Rent expense was $6,000 for the year ended December 31, 2013.

Aggregate future minimum sublease commitments for years subsequent to December 31, 2013 are as follows:

Year Ended December 31,	
2014	$ 4,500
2015	6,000
2016	5,000

NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, Arbor Court Capital, LLC had net capital of $151,824 which was $146,824 in excess of its required net capital of $5,000. Arbor Court Capital, LLC's ratio of aggregate indebtedness to net capital was 0%.

EXEMPTION FROM RULE 15c3-3

The Company acts as a broker or dealer with limited business activities. The Company operates under Section (k)(1) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

CONCENTRATION OF CREDIT RISK

The Company maintains cash in financial institutions which may, from time to time exceed the federally insured level.

SUBSEQUENT EVENTS

The Company has evaluated all subsequent events through February 26, 2014, the available date of the issuance of the financial statements.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2013

Schedule I

ARBOR COURT CAPITAL, LLC
COMPUTATION OF NET CAPITAL
PURSUANT TO RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Net Capital	
Total members' equity from statement of financial condition	$ 192,812
Less: Non-allowable assets:	
Prepaid Expenses	(2,871)
CRD Prepaid Account	(3,377)
Accounts receivable	(11,640)
Fixed Assets	(600)
Goodwill	(22,500)
	(40,988)
Net Capital	151,824
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	-
Computation of Basic Net Capital Requirement -	
6 2/3% of Aggregate Indebtedness	$ -
Minimum Required Net Capital	$ 5,000
Net Capital Requirement	$ 5,000
Excess Net Capital	$ 146,824
Excess Net Capital at 1,000%	$ 151,824
Ratio of Aggregate Indebtedness to Net Capital	0.0%

A reconciliation of the computation of net capital under Rule 15c3-1 as included in the Company's unaudited Form X-17a-5 as of December 31, 2013, filed with the Securities and Exchange Commission and the amount included in the accompanying Schedule I Computation is not required as there are no material differences

ARBOR COURT CAPITAL, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

The Company is not required to present the schedule "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements Under Rule 15c3-3" as it meets the exemptive provisions of Rule 15c3-3.

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Members of
Arbor Court Capital, LLC
Beachwood, Ohio

In planning and performing our audit of the financial statements of Arbor Court Capital, LLC as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered Arbor Court Capital, LLC's internal control over financial reporting (internal control) as a basis for determining our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of Arbor Court Capital, LLC's internal control. Accordingly, we do not express an opinion on the effectiveness of Arbor Court Capital, LLC's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Arbor Court Capital, LLC including consideration of control activities for safeguarding securities. The study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Arbor Court Capital, LLC does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Arbor Court Capital, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Arbor Court Capital, LLC's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Hobe & Lucas
Certified Public Accountants, Inc.

February 26, 2014

ARBOR COURT CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013

Hobe&Lucas Certified Public Accountants, Inc.

ARBOR COURT CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2013